UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



March 18, 2002

Stanton P. Eigenbrodt
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201-6911

| | |
|---|---|
| Act | 1934 |
| Section | |
| Rule | 14A-8 |
| Public Availability | 3/18/2002 |

Re: Sabre Holdings Corporation
Incoming letter dated January 9, 2002

Dear Mr. Eigenbrodt:

This is in response to your letter dated January 9, 2002 concerning the shareholder proposal submitted to Sabre by John Chevedden. We also have received a letter from the proponent dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)



Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2100 McKinney Avenue, Suite 1100 Dallas, Texas 75201-6911
(214) 698-3100 (214) 698-3400 Fax
www.gibsondunn.com
seigenbrodt@gibsondunn.com



January 9, 2002

Direct Dial
(214) 698-3174

Client No.
88814-00048

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder proposal of Mr. John Chevedden*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Sabre Holdings Corporation ("Sabre"), to omit from its proxy statement and form of proxy for Sabre's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") received Mr. John Chevedden ("Chevedden" or "Proponent").

The Proposal requests that Sabre's Board of Directors: (1) seek shareholder approval prior to adopting any poison pill; and (2) redeem or terminate any poison pill now in effect unless it is approved by a shareholder vote at the next shareholder meeting. See Attachment A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Sabre's intention to exclude the Proposal from its 2002 Proxy Materials on the basis set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Chevedden, informing him of Sabre's intention to exclude the Proposal from the 2002 Proxy Materials. Sabre intends to file its definitive 2002 Proxy Materials with the Securities and Exchange Commission on or about April 1, 2002.

Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Sabre intends to file its definitive proxy statement and form of proxy with the SEC.

We believe that the Proposal may properly be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal contains false and misleading statements, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance... is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded.

While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in Sabre's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

## I. BASIS FOR EXCLUSION

### The Proposal May Be Excluded In Its Entirety Under Rule 14a-8(i)(3) Because The Proposal Is False And Misleading In Violation Of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section III below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request the Staff recommend exclusion of those statements, as discussed in Section II below.

## II. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL

### A. The Statement That "Pills Adversely Affect Shareholder Value" Is False And Misleading.

The Proposal states "[p]ills adversely affect shareholder value" (Paragraph 4). It purports to provide support for its statement by citing "*Power and Accountability* Nell Minow and Robert Monks" with no page reference or other citation information provided. Presumably this reference is to the book entitled POWER AND ACCOUNTABILITY by Nell Minow & Robert A.G. Monks (Harper Collins Publishers, Inc. 1991). Upon review of the section of the book regarding poison pills (pages 49-52), it is apparent that the source does not support the Proposal's statement that "pills adversely affect shareholder value." In fact, the publication declares that "[t]he evidence to date on the value of pills has been inconclusive." *Id* at 52.. Further, the source states that "[s]ome [studies] have suggested that adoption of a pill increases share value; some say the opposite." *Id.* Chevedden's citation of this source as support for his statement is blatantly false and misleading and violates Rule 14a-9. This statement must be deleted.

**B. The Proponent Fails To Adequately Support Statements Alleging "Negative Effects Of Poison Pills On Shareholder Value."**

The Proposal fails to support its statement alleging "negative effects of poison pills on shareholder value" (Paragraph 3).

1. The Proposal claims to support this statement by referring shareholders to the Council of Institutional Investors ("Council") website at www.cii.org. This reference is vague and misleading in at least three ways. First, the reference is to an entire website. Shareholders who visit the site will be unable to determine which of the statements on the many pages on the site might support the Proposal's statement. The site does not contain a "search" function that might make shareholder access easier. Second, our search of this website found nothing to support the statement that poison pills negatively affect shareholder value. We found references only to the Council's opinion that shareholders should have the right to vote on pills. Stating that this website supports the opinion that pills negatively affect shareholder value is false and misleading. Finally, the reference is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into the website after the proxy materials are mailed to shareholders.

   The Commission has previously found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements. *See, e.g.,* SLB 14 (July 13, 2001) (stating that inclusion of a website would not violate the provision allowing only 500 words, but may be omitted on the basis of reference to false or misleading statements); *AMR Corporation* (avail. Apr. 3, 2001) (deleting the same website address included in this Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). Because the reference to this website is vague in that it does not refer to a specific page within the site, the website does not support the proposition for which it is cited, and false or misleading statements could be incorporated into the website at any time, it is appropriate to exclude both the website reference and the statement alleging "negative effects of poison pills on shareholder value."

2. The Proposal also claims to support its statement with a reference to the website address www.cii.org/ciicentral/policies.htm. In internet searches conducted on

November 29, November 30 and December 6, 2001, we were unable to locate a web page at this address and we believe that it does not currently exist. The inclusion of a non-existent source for support is inherently materially false and misleading, and must be deleted. If the web page does exist, we believe it must be deleted for the reasons set forth in 1., above.

3. The Proposal's final citation of support for this statement is the publication POWER AND ACCOUNTABILITY. As discussed in Section II.A. above, there is nothing in that publication that supports the Proponent's assertion.

4. Because the citation to POWER AND ACCOUNTABILITY does not support the Proposal's statement and the citations to the Council's websites are properly excluded on several grounds, the heading "Negative Effects of Poison Pills on Shareholder Value" should be deleted as lacking support. After exclusion of the other references in that section of the Proposal as outlined in 1.-3. above, the remaining reference to *The Effect of Poison Pills on the Wealth of Target Shareholders* supports only the statement that an Office of the Chief Economist study found that the negative effects of poison pills outweigh their benefits. The cited source does not support the proposition in that section's heading that "shareholder value" is in any way affected. Accordingly, the heading of this section of the proposal should be omitted or revised to accurately reflect the substance of that study.

**C. The Proponent Fails To Substantiate The Statement That "Many Institutional Investors Believe Poison Pills Should Be Voted On By The Shareholders."**

The statement that "[m]any institutional investors believe poison pills should be voted on by shareholders" (Paragraph 6) is entirely unsubstantiated. Although it is presented as a statement of fact, the Proposal offers no support whatsoever for this claim. . Presenting a unsupported statement that purports to represent the position of "many" institutional investors may lead shareholders to place undue reliance on that unsupported statement, thereby materially misleading the shareholders.

In *Boeing Company* (avail. Feb. 7, 2001), the Staff required deletion of a similar statement made by Mr. Chevedden, and required the identification of unidentified parties referred to in another statement. That proposal stated "[m]any institutional investors believe that such trustees vote according to management's position" and "[m]eanwhile management at the highest level of the company has stepped backwards according to the standards of many institutional investors." Boeing argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the deletion of the former statement and the inclusion of authority to specifically identify the institutional investors referenced in the latter statement.

Accordingly, the statement that "[m]any institutional investors believe poison pills should be voted on by shareholders" should be omitted, or the Proponent should identify the institutional investors to which it refers, with documentation supporting the Proponent's characterization of those investors' position on this issue. *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal). Alternately, the Proponent should revise this statement to reflect that it is his opinion that poison pills should be voted on by shareholders. *See Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to recast a portion of the supporting statement as the proponent's opinion).

### D. The Statement In The Proposal That "This Proposal Has Significant Institutional Support" Is False And Misleading.

The statement that "[t]his proposal topic has significant institutional support" (Paragraph 7) is misleading in three ways.

1. This statement may lead shareholders to assume that this particular proposal has significant support, with no factual support presented. Because this particular proposal has not yet even been submitted to shareholders, we believe it is premature to state that this proposal enjoys the support of any shareholder support, much less "significant" support from institutional shareholders. Accordingly, the statement is materially misleading.

2. The statement is unsupported. The Proposal professes to substantiate "significant institutional support" by saying that "26 major companies" averaged a "57% average yes-vote" on similar proposals in 2000. This statement is offered as a "fact" by Chevedden, but no citation is provided to an authoritative source to support it. The Proposal should cite a source for those statistics or omit them altogether. *See Boeing Company* (avail. February 7, 2001); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000).

3. As was required in *Boeing Company* (avail. Feb. 7, 2001) and *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (discussed in Section II. C., above), the statement should identify the source of the "significant institutional support" or be omitted.

### E. The Proposal Contains Personal Opinions Not Identified As Such.

The Proposal presents the opinion of Chevedden as though it were factual when it states "A poison pill can insulate management at the expense of shareholders" (Paragraph 6). Presentation of an opinion in factual form is blatantly misleading and impermissible under Rule 14a-9. At a minimum, this statement should be revised to label it as an opinion statement. *See, e.g., Watts Industries, Inc.* (avail. July 10, 1998) (requiring the Proponent to label two sections of the supporting statement as his "opinion").

**F. The Proposal Contains Unsubstantiated Statements That, When Taken As A Whole, Are False and Misleading.**

The Proposal places strong emphasis on the alleged support of institutional investors: the assertion that "[i]nstitutional investor support is high-caliber support" is stated twice in the Proposal (Paragraphs 7-8). This is a statement of the Proponent's opinion of the relative value of institutional support, but the statement is expressed as fact and not as an opinion. That makes the statement misleading. The Proposal further indicates that institutional investors have "a specialized staff and resources" and an "independent perspective" (Paragraph 8). No authority is cited supporting these statements. Also, the statement that institutional investors have an "independent perspective" implies that Sabre's Board does not exercise independent judgment. This would be an indirect impugning of the board's integrity without factual support, impermissible under Rule 14a-9. *See* Rule 14a-9, Note (b). These reasons, coupled with the presentation of reputed opinion of unidentified institutional investors as fact (discussed in Sections II.C. and H.), create an overwhelmingly misleading tone. The section of the Proposal that begins with "Institutional Investor Support for Shareholder Vote" and ends with "study the issues involved in this proposal topic" (Paragraphs 6-8) should, therefore, be deleted in its entirety.

**G. The Proposal References Other Sources That May Contain False And Misleading Information.**

In the one instance in which Chevedden attempts to substantiate his claim of support for similar proposals at other companies ("68% Vote at a Major Company"—Paragraph 9), he cites "The Corporate Library" website, without providing a website address. The incomplete citation will hinder shareholders' attempts to verify the Proponent's statement. Furthermore, the Proposal states that the Corporate Library website contains "further information on poison pills" without indicating the nature of the information. Shareholders may be misled into inferring from this reference that the Corporate Library website contains materials supportive of the Proponent's statements. That support has not been demonstrated. We also object to this reference to this website on the basis that third-party website content cannot be controlled and may incorporate false or misleading information at any time (*see* II. B.1.-2. above). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). *See also* SLB 14 (stating that a referencing a website does not violate the 500-word limitation, but the reference could be excluded if it refers readers to false or misleading information). Here, Chevedden does not control the content of the third-party website, and he cannot represent that false or misleading information would not be incorporated into the website after the proxy statement is mailed.

**H. The Proposal Fails To Substantiate The Statements In The Section Entitled "Shareholder Vote Precedent Set By Other Companies."**

The section of the Proposal entitled "Shareholder Vote Precedent Set by Other Companies" (Paragraph 10) is another example of uncorroborated opinion presented as a statement of fact, thereby misleading shareholders. In this section, Chevedden claims that "various companies" have embraced the terms of this Proposal. Yet again, there is no support for this statement; no examples of this supposed "precedent" are cited. Shareholders will not be able to determine whether or not any such other proposals were exactly the same as this Proposal. As discussed above in Sections II. C. and D., the Staff has previously required the identity of such "other companies." *See Boeing Company* (avail. Feb. 7, 2001); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal).

### I. The Proposal References An Existing Rights Plan, Which Does Not Exist

The Proposal in Paragraph 1 refers to shareholder approval of "any poison pill now in effect." In fact, Sabre does not currently have any rights plan in place. This statement is therefore misleading, and must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

## III. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THIS SHAREHOLDER PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, the Staff has had a practice of permitting proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary to exclude the Proposal in its entirety.

If the statements outlined in Section II above are omitted or revised, only one of the eleven paragraphs in the original proposal would remain intact. We conclude that it is appropriate to delete or revise in their entirety five paragraphs, and to delete or revise portions of five others. The elimination or revision of well over a majority of the words contained in the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for the exclusion of a proposal as materially false or misleading.

The unedited section of the Proposal is misleading as well, even once the false and/or misleading portions of the Proposal are omitted or revised. Such revisions are insufficient, because what remains is Chevedden's "opinion" (unlabeled as such) that shareholders should be entitled to substitute their judgment for that of the Board on the issue of poison pills. According to the Staff in *Watts Industries, Inc.* (avail. July 10, 1998), proponents must clearly label opinion statements as such. When the remainder of the Proposal that has not already been omitted or revised is labeled "opinion," the Proposal **in its entirety** would have been revised. Accordingly, we request the Staff's concurrence that the entire proposal may be omitted.

***

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Sabre excludes the Proposal from its 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (214) 698-3174, or James F. Brashear, Deputy General Counsel and Corporate Secretary of Sabre, at (682) 605-1551, if we can be of any further assistance in this matter.

Sincerely,

Stanton P. Eigenbrodt/Emo

Stanton P. Eigenbrodt

Attachment

cc: John Chevedden
James F. Brashear, Esq.

ATTACHMENT A
Proponents' Shareholder Proposal
*(Received by Electronic Message and Facsimile)*

Subject: Rule 14a-8 proposal for the
2002 annual shareholder meeting
Date: Fri, 9 Nov 2001 23:29:39 -0800
(PST)
From: caravan west <santa66fe@yahoo.com>
To: sabre.investor.relations@sabre.com

FX: 817/931-5582
PH: 817/963-6400
Email:
sabre.investor.relations@sabre.com

Mr. William Hannigan
Chairman
Sabre Holdings Corp. (TSG)
4255 Amon Carter Boulevard
Fort Worth, TX 76155

Dear Mr. Hannigan,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. The correct format is in the copy faxed to FX: 817/931-5582. Please advise whether you would like a copy faxed to an additional fax number.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder
Sabre Holdings Corp.

cc:
David A Schwarte.
General Counsel

------------
Nov. 8, 2001
4 –SHAREHOLDER VOTE ON POISON PILLS
[This proposal topic is designated by
the shareholder
and intended for unedited publication in
all
references, including the ballot. This
enhances
clarity for shareholders.]

Shareholders request that our Board of
Directors seek
shareholder approval prior to adopting
any poison pill
and also redeem or terminate any pill
now in effect
unless it has been approved by a
shareholder vote at
the next shareholder meeting.

The poison pill is an important issue
for shareholder
vote even if our company does not now
have a poison
pill or plan to adopt a poison pill in
the future.
Currently our board can adopt a poison
pill and/or
redeem a current poison pill and adopt a
new poison
pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

. Negative Effects of Poison Pills on
Shareholder Value
A study by the Securities and Exchange
Commission
found evidence that the negative effect

of poison
pills to deter profitable takeover bids
outweigh
benefits.
Source: Office of the Chief Economist,
Securities and
Exchange Commission, The Effect of
Poison Pills on
the Wealth of Target Shareholders,
October 23, 1986.

Additional Support for this Proposal
Topic
o Pills adversely affect shareholder
value.
Power and Accountability
Nell Minow and Robert Monks

o The Council of Institutional Investors
www.cii.org/ciicentral/policies.htm &
www.cii.org
recommends shareholder approval of all
poison pills.

Institutional Investor Support for
Shareholder Vote
Many institutional investors believe
poison pills
should be voted on by shareholders. A
poison pill can
insulate management at the expense of
shareholders. A
poison pill is such a powerful tool that
shareholders
should be able to vote on whether it is
appropriate.
We believe a shareholder vote on poison
pills will
avoid an unbalanced concentration of
power in our
directors who could focus on narrow
interests at the
expense of the vast majority of
shareholders.

Institutional Investor Support Is
High-Caliber Support
This proposal topic has significant
institutional
support. Shareholder right to vote on
poison pill
resolutions achieved a 57% average
yes-vote from

shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

---------------

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended

for
publication.

The above format is intended for
unedited publication
with company raising in advance any
typographical
question.

This format contains the emphasis
intended.

**JOHN CHEVEDDEN**
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air



Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

**Sabre Holdings Corporation (TSG)**
**Preliminary Shareholder Response to Company No Action Request**
**Established Corporate Governance Proposal Topic**
**Poison Pill Vote**

Ladies and Gentlemen:

This is respectfully submitted in response to the Sabre Holdings Corporation (TSG) no action request. It is believed that TSG must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request]
The sole grounds for the company no action request is text validity.
2) Company claim:
Any supporting statement without a "page reference" is claimed to be worth debating as invalid in the peak shareholder proposal season.

3) The company takes the risk of impugning its own investors:
The company potentially impugns investors on their current and future ability to navigate an established corporate governance website and find relevant information.
3) Missing links:
The company does not address how its pre-SLB 14 cases are consistent with SLB 14.
The company does not cite a post-SLB 14 case to support its position.

4) There is no factual or logical objection to the cited belief of many institutional investors on poison pills. The company does not challenge or claim ignorance of the high votes that institutional investors give to this topic. This information is readily available to companies such as Sabre Holdings.
4) False analogy:
The company claims, without even a rationalization, that since certain text was deleted from a Boeing proposal, that materially different text in this proposal should be deleted here.
4) The company does not challenge the substantial vote statistics for this topic at companies with a substantial percentage of institutional investors.

4) Company self-impugns:
Except for submitted rule 14a-8 shareholder proposals the company appears to claim ignorance of the substantial votes that certain corporate governancetopics receiveat annual meetings.

5) Straw person fallacy:
The company omits "topic" from "proposal topic" in the investor text. Then the company makes an argumentthat would only make sense if the investor text was revised to delete "topic."
5) Weasel words:
Under the burden of proof the first 7 words of the company sentence in D.1 has 3 weasel words
"May" (possibility)
"Lead" (guide)
"Assume" (to believeon tentative grounds)

6) Company fallacy:
Interpretation of rule 14a-8 requires that website references are to be accompanies by complete URLs.
6) The company fails to note that a search enginecould find The Corporate Library website.
6) Fallacy:
Higher standards should be promoted for investors only. For example investors cannot note that further information is available on a particular corporate governance topic unless the investor states the "nature" of the information.
6) The company does not supply any facts to suggest that The Corporate Library has a particular tendency to error or bias.
6) The company does not claim that The Corporate Library does not have information on corporate governanceprinciples that apply to this 2002 proposal.
6) Missing links:
The company does not address how its pre-SLB 14 cases are consistent with SLB 14.
The company does not cite a post-SLB14 case to support its position.
6) The investor party is disparagingly mentioned by name 3 times on page 6. This may not be an indicator of company objectivity.
6) Company fallacy:
If one party has an "independent perspective" it is conclusive that another party does not.
6) The company uses inflammatory text:
"Impugning"
6) The company does not explain why it cannot use emotionally neutral text to lend credibility to any merits in the company claims.

7) According to company logic the investor is expected to predict with accuracy whether the company will adopt a poison pill in the 4 months following proposal submission.
7) Company closing:
After the above company fallacies, plus lack of support for company claims, the company concludes with taking credit in its purported expertise in spotting a "prime example" of something.
7) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

In summary, there appear to be 23 issues above with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: TSG

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Sabre Holdings Corporation
Incoming letter dated January 9, 2002

The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur with your view that Sabre may exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "Pills adversely affect ..." and ends "...and Robert Monks" so that it includes the accurate quote from and page reference to the referenced source;

- revise the reference to "www.cii.org/ciicentral/policies.htm" to provide an accurate citation to a specific source;

- delete "& www.cii.org";

- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;

- recast the sentence "A poison pill can insulate management at the expense of shareholders" as the proponent's opinion;

- specifically identify the institutional investors that the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in the heading and those two paragraphs;

- provide a citation to a specific source for the sentence "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes)" or delete the sentence;

- revise the reference to "The Corporate Library website" to provide an accurate citation to the source; and

- specifically identify the various companies referred to in the sentence following the heading "Shareholder Vote Precedent Set by Other Companies" and provide factual support in the form of a citation to a specific source or delete the heading and both sentences following it.

Accordingly, unless the proponent provides Sabre with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sabre omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor